

July 9, 2025

Tim Pickett
Chief Executive Officer and Chairman of the Board
Kindly MD, Inc.
5097 South 900 East Suite 100
Salt Lake City, UT 84117

      Re: Kindly MD, Inc.
            Information Statement on Schedule 14C
            Filed June 23, 2025
            File No. 001-42103

Dear Tim Pickett:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Information Statement on Schedule 14C filed June 23, 2025

Cover Page

1.   We note your disclosure that you obtained approval of holders of approximately 50.76% of the outstanding voting power of the Company on May 18, 2025 and approximately 50.14% of the outstanding voting power of the Company on June 19, 2025 by written consents. However, the beneficial ownership table included on page 108 of the information statements shows that the directors and executive officers of the Company only held approximately 40.79% of the outstanding voting power of the Company as of June 1, 2025 and does not identify any shareholders holding more than 5% of the outstanding shares that are not already included in the 40.79% total. Additionally, we note your disclosure in the Background of the Merger section regarding the Shareholder Support Agreement and Lock-Up Agreement to be signed by a majority of the Company's shareholders and your statement that "[o]n April 18, 2025, KindlyMD followed up with updated drafts of certain ancillary documents, including note to the Shareholder Support Agreement and Lock-Up Agreement indicating which KindlyMD shareholders had agreed to be party to such agreements." In your response letter, please identify the shareholders who provided

written consent for these actions, including each consenting stockholder's respective share ownership and relationship to the Company. Please also describe the events that led to your receipt of the written consents and provide an analysis of whether the process of obtaining the consents involved a solicitation within the meaning of Exchange Act Rule 14a- 1(l).

Information about Nakamoto, page 38

2. Please expand your disclosure regarding your plan of operation for the next twelve months by describing the source of capital for your acquisition of bitcoin and any acquisition of, or investment in, companies that have bitcoin treasuries. Please specify the amount of bitcoin currently held by Kindly MD or Nakamoto and the amount of bitcoin you intend to purchase with the proceeds from the PIPE Financing, the Additional Subscription Agreements, the Debt Financing, and the Promissory Note with BTC so that investors understand the estimated size of the bitcoin treasury of the Combined Company and your business strategy related to the acquisition of, or investment in, companies that have bitcoin treasuries.

3. Please describe how you intend to generate bitcoin yield.

4. Please disclose an estimated timeline of the building of your bitcoin treasury for the next twelve months, the implementation of your plans to generate bitcoin yield, the acquisition and operation of companies in various industries that have bitcoin treasuries and any planned investments in companies with bitcoin treasuries. Include an estimate of the cost of each step, the sources of capital of each step and the challenges you may face, including the payment of your debt obligations.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations, page F-7

5. We note you recorded pro forma adjustment (BB) and (DD) related to the change in fair value of the company's Bitcoin investment for the pro forma periods. Please provide us your analysis as to how the fair value adjustments comply with Article 11 pro forma guidance under Regulation S-X. In that regard, Item 11-02(a)(6)(i)(A) and (B) indicate that for a probable transaction pro forma adjustments should be calculated using the most recent practicable date prior to the effective date, qualification date or the mail date. As such, it is unclear why any change in fair value of intangible assets would be recorded in your unaudited pro forma condensed combined statements of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Conlon Danberg at 202-551-4466 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Callie T. Jones, Esq.